

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 19, 2018

David H. Anderson
President and Chief Executive Officer
Northwest Natural Holding Company
One Pacific Square, 220 N.W. Second Avenue
Portland, Oregon 97209

>   **Re: Northwest Natural Holding Company**
>   **Registration Statement on Form S-4**
>   **Filed March 9, 2018**
>   **File No. 333-223549**

Dear Mr. Anderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products